Mail Stop 4561

May 22, 2007

John W. Weaver, Chairman
AbitibiBowater, Inc.
1155 Metcalfe Street, Suite 800
Montreal, Quebec
Canada H3B 5H2

          RE: **AbitibiBowater, Inc.**
                      Registration Statement on Form S-4/A
                      File No. 333-141428
                      Date Filed: May 8, 2007

                      Bowater Incorporated Form 10-K for the fiscal year ended
                      December 31, 2006

Dear Mr. Weaver:

      We have reviewed your filings and have the following comments.

<u>General</u>

1. Refer to comment 50 of our letter dated April 18, 2007. The disclosure
    addressing the material US Federal Income Tax consequences of the transaction
    does not appear to attribute the conclusions about the tax consequences to a
    designated expert. Although you indicate that you will provide the tax matters
    opinion later, the disclosure in the prospectus lacks identification of the tax
    matters expert that will render the tax opinion and who will consent to the use of
    its name in the prospectus. Please revise as appropriate. In addition, please note
    that we may have comments on the tax opinions and related disclosure once we
    review the opinion.

2. Please note that we will review any amendments made to this registration
    statement or the combining companies' periodic reports in response to comments

4, 55, and 61 of our letter dated April 18, 2007 upon receipt of those amendments. We will issue comments, if any, upon completing our review.

Questions and Answers About the Combination and Meeting, page 1

3. Refer to comment 18 of our letter dated April 18, 2007 and revise the disclosure on page 4 accordingly.

Transactions With Related Persons, page 238

4. Please include a statement of whether your policies and procedures for approving or ratifying transactions with related persons are in writing. If not, explain how such policies are evidenced. See item 404(b)(1)(iv) of Regulation S-K.

Bowater Incorporated Form 10-K filed for the Fiscal Year Ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates, pages 39 to 42

5. We have read your response to comment 61 of our letter dated April 18, 2007 and note that Bowater intends to amend their Form 10-K to eliminate references to the independent third parties. Please tell us how you considered the last sentence of our prior comment that communicated our concerns related to similar references made by Abitibi.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Marc Thomas at (202) 551-3452 or Mark Kronforst at (202) 551-3451 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at

(202) 551-3397. If you need further assistance, please contact Mark Shuman at (202) 551-3462 or me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc.   Toby S. Myerson
        Paul, Weiss, Rifkind, Wharton, and Garrison
        by facsimile at 212-373-2753